AMENDMENT TO BYLAWS OF
                          CASCADE FINANCIAL CORPORATION

DATED:  September 27, 2005

      This Amendment to the Bylaws of Cascade Financial Corporation was approved by unanimous vote of the Board of Directors of Cascade Financial Corporation at a regularly scheduled meeting held on September 27, 2005 at which a quorum was present and voting.

      ARTICLE III, SECTIONS 2 and 3 of the Bylaws of Cascade Financial Corporation are deleted in their entirety and replaced with the following:

                  SECTION 2. Number, Election, Term and Qualification. The Board
            of Directors shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three (3) years and until their successors are elected and qualify. The Board of Directors shall be classified in accordance with the provisions of the Corporation's Articles of Incorporation. The Board of Directors may increase or decrease the number of members of the Board of Directors as provided in the Corporation's Articles of Incorporation, but in no event shall the number be less than 5 nor more than 25. No person shall serve as a member of the Board of Directors beyond their 75th birthday and shall tender their resignation at the Board of Directors meeting preceding their 75th birthday, with such resignation to be effective on their 75th birthday.